TEVA ANNOUNCES EXCLUSIVE LAUNCH OF GENERIC ACTONEL® TABLETS
IN THE UNITED STATES

Jerusalem, June 1, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announces the launch of the generic equivalent to Actonel® (risedronate sodium) Tablets, 5 mg, 30 mg, and 35 mg, in the United States. Teva was first to file, making the product eligible for 180 days of market exclusivity. Risedronate sodium tablets are used to treat or prevent osteoporosis in women after menopause. Risedronate sodium tablets help increase bone mass and help reduce the chance of having a spinal or non-spinal fracture (break). Risedronate sodium tablets are also used to treat or prevent osteoporosis in either men or women who are taking corticosteroid medicines, and to treat Paget’s disease of the bone.

Risedronate sodium tablets, USP are the second approved product to treat osteoporosis in Teva’s generic portfolio. Approximately 54 million Americans have low bone mass and osteoporosis, a condition that causes the bones to become weak and brittle. Anyone can develop osteoporosis but studies suggest it is most common in older women and patients taking specific medications. As a leading global pharmaceutical company, Teva is committed to care in women’s health and bringing to market high-quality, accessible generic medicines for doctors, pharmacists, and most importantly, patients.

Actonel® (risedronate sodium) Tablets marketed by Actavis had annual sales of approximately $157 million in the United States, according to IMS data as of December 2014.

About Risedronate Sodium Tablets, USP

Risedronate Sodium Tablets, USP are indicated for: treatment and prevention of postmenopausal osteoporosis; treatment to increase bone mass in men with osteoporosis; treatment and prevention of glucocorticoid-induced osteoporosis; and treatment of Paget’s disease.

Limitations of use: Optimal duration of use has not been determined. For patients at low-risk for fracture, consider drug discontinuation after 3 to 5 years of use.

Important Safety Information

Risedronate sodium tablets, USP are contraindicated in patients with: abnormalities of the esophagus which delay esophageal emptying such as stricture or achalasia; inability to stand or sit upright for at least 30 minutes; hypocalcemia; or known hypersensitivity to any component of this product. Angioedema, generalized rash, bullous skin reactions, Stevens-Johnson syndrome and toxic epidermal necrolysis have been reported.

Patients being treated with risedronate sodium delayed-release tablets (Atelvia®) should not receive risedronate sodium tablets, since both drugs contain the same active ingredient.

Risedronate may cause local irritation of the upper gastrointestinal mucosa. Patients with known esophageal diseases, gastritis, duodenitis or ulcers should be carefully evaluated for possible irritant effects and a potential for worsening of the underlying disease. Esophageal adverse experiences, some severe and requiring hospitalization, have been reported. Patients should be instructed to discontinue risedronate and seek medical attention if they develop dysphagia, odynophagia, retrosternal pain or new or worsening heartburn.

Other serious adverse reactions associated with the use of risedronate or other bisphosphonates include: hypocalcemia; osteonecrosis of the jaw; severe and occasionally incapacitating bone, joint, and/or muscle pain; and atypical, low-energy, or low trauma fractures of the femoral shaft and femur.

The most common adverse reactions reported in greater than 10% of patients treated with risedronate and with a higher frequency than placebo are: back pain, arthralgia, abdominal pain, and dyspepsia. Hypersensitivity reactions (angioedema, generalized rash, bullous skin reactions, Stevens-Johnson syndrome, and toxic epidermal necrolysis), and eye inflammation (iritis, uveitis) have been reported rarely.

Please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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